UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 12, 2026

RF ACQUISITION CORP II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42016	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 Somerset, #05-07
Singapore, 238164

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code +65 6904 0766

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one right	RFAIU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	RFAI	The Nasdaq Stock Market LLC
Rights, each right entitling the holder thereof to one-twentieth of one ordinary share	RFAIR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

As approved by the shareholders of RF Acquisition Corp II (the “Company” or “RFAC”), by ordinary resolution, at an extraordinary general meeting of shareholders held on August 12, 2026 (the “Meeting”), on August 12, 2026, the Company entered into an amendment (the “Trust Agreement Amendment”) to the Investment Management Trust Agreement, dated as of May 16, 2024, as amended on November 10, 2025, with Continental Stock Transfer & Trust Company. Pursuant to the Trust Agreement Amendment, the Company has extended the date by which it has to complete a business combination from August 15, 2026 (the “Termination Date”) up to six (6) times, with each extension comprised of one month, from the Termination Date, or extended date, as applicable, to February 15, 2027 by providing five days’ advance notice (or two days’ advance notice for the first extension) to the trustee prior to the applicable Termination Date, or extended date, and depositing into the trust account (the “Trust Account”) $75,000 for each monthly extension until February 15, 2027 (assuming a business combination has not occurred) in exchange for a non-interest bearing, unsecured promissory note payable upon the consummation of a business combination (the “Trust Agreement Amendment Proposal”). The Trust Agreement Amendment also amends Section 1(i) of the Investment Management Trust Agreement to eliminate the Company’s right to withdraw up to $100,000 of interest earned on the Trust Account to pay liquidation and dissolution expenses, such that the Company forfeits such right in its entirety and no such amount will be withdrawn from the Trust Account for that purpose.

The foregoing description of the Trust Agreement Amendment is a summary only and is qualified in its entirety by reference to the full text of the Trust Agreement Amendment which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information disclosed under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03 to the extent required herein.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As approved by the Company’s shareholders at the Meeting on August 12, 2026, by special resolution, the Company amended its Amended and Restated Memorandum and Articles of Association, dated April 15, 2024 (the “Initial Charter”), as amended on November 10, 2025 (as amended, the “Existing Charter”), on August 12, 2026, by adopting the Amendment to the Existing Charter in the form set forth in Annex A to the definitive proxy statement filed with the Securities and Exchange Commission on July 31, 2026 (the “Articles Amendment”), reflecting the extension of the date by which the Company must consummate a business combination from the Termination Date up to six (6) additional extensions comprised of one month each (each an “Extension”) up to February 15, 2027 (i.e., for a period of time ending up to 33 months after the consummation of its initial public offering for a total of six (6) months after the Termination Date (assuming a business combination has not occurred)).

The foregoing description of the Articles Amendment is a summary only and is qualified in its entirety by reference to the full text of the Articles Amendment, which is attached hereto as Exhibit 3.1 and incorporated by reference herein.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

At the Meeting, the Company’s shareholders approved the following proposals: (1) a proposal to approve by special resolution the Articles Amendment (the “Articles Amendment Proposal”), (2) a proposal to approve, by ordinary resolution the Trust Agreement Amendment Proposal, and (3) a proposal to adjourn the Meeting to a later date if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Articles Amendment Proposal and the Trust Agreement Amendment Proposal (the “Adjournment Proposal”).

The Articles Amendment Proposal, the Trust Agreement Amendment Proposal and the Adjournment Proposal presented at the Meeting were approved by the Company’s shareholders. The final voting results for each Proposal are set forth below.

Proposal No. 1 – Articles Amendment Proposal

The Articles Amendment Proposal was approved by special resolution of the Company’s shareholders, and received the following votes:

FOR	AGAINST	ABSTAIN
6,767,656	260,877	0

Proposal No. 2 – Trust Agreement Amendment Proposal

The Trust Agreement Amendment Proposal was approved by ordinary resolution of the Company’s shareholders, and received the following votes:

FOR	AGAINST	ABSTAIN
6,767,656	260,877	0

Proposal No. 3 – Adjournment Proposal

The Adjournment Proposal was approved by ordinary resolution of the Company’s shareholders, and received the following votes:

FOR	AGAINST	ABSTAIN
6,767,656	260,877	0

Although Proposal 3 was approved, adjournment of the Meeting was not necessary or appropriate because the Company’s shareholders approved the Articles Amendment Proposal and the Trust Agreement Amendment Proposal.

Item 8.01.	Other Events.

In connection with the shareholders’ vote at the Meeting, holders of 833,157 ordinary shares of the Company exercised their right to redeem such shares (the “Redemption”) for a pro rata portion of the funds held in the Trust Account. As a result, approximately $9,277,866.57 (approximately $11.13 per share) will be removed from the Trust Account to pay such holders and approximately $44,522,115.92 will remain in the Trust Account. Following the aforementioned Redemption, the Company will have 3,998,108 ordinary shares outstanding.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
3.1	Amendment to the Amended and Restated Memorandum and Articles of Association, dated August 12, 2026.

10.1	Amendment No. 2 to the Investment Management Trust Agreement, dated August 12, 2026, by and between RF Acquisition Corp II and Continental Stock Transfer & Trust Company.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RF ACQUISITION CORP II

By:	/s/ Tse Meng Ng
	Name:	Tse Meng Ng
	Title:	Chief Executive Officer

Dated: August 14, 2026

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